Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-67453
                                                                    333-67453-01
                                                                    333-67453-02
                                                                    333-67453-03

Prospectus Supplement to Prospectus Dated December 4, 1998
$200,000,000

(ALABAMA POWER LOGO)
SERIES L 7 1/8% SENIOR NOTES DUE OCTOBER 1, 2007
     ----------------------------------------------------------------------

MATURITY

-   The Series L Senior Notes will mature on October 1, 2007.

INTEREST

- Interest on the Series L Senior Notes will be payable on April 1 and October 1 of each year, beginning April 1, 2000.

-   Interest will accrue from the date the Series L Senior Notes are issued.

THE COMPANY

-   Our principal offices are at 600 North 18th Street, Birmingham, Alabama
    35291.

-   Our telephone number is (205) 257-1000.

REDEMPTION

- We may redeem some or all of the Series L Senior Notes at any time. The Redemption Prices are described on page S-5.

-   There is no sinking fund.

LISTING
- We do not intend to list the Series L Senior Notes on any securities exchange.

RANKING

- The Series L Senior Notes are unsecured and unsubordinated. The Series L Senior Notes rank equally with all our unsecured and unsubordinated obligations and are effectively subordinated to all our secured debt.

     ----------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SERIES L SENIOR NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     ----------------------------------------------------------------------


                                                       Per Note                        Total
   Initial Price to Public                             99.945%                         $199,890,000
   Underwriting Discount                               .599%                           $  1,198,000
   Proceeds to Us (Before Expenses)                    99.346%                         $198,692,000

Your purchase price will also include any interest that has accrued from the date the Series L Senior Notes are issued, which is expected to be September 30, 1999.

     ----------------------------------------------------------------------

- The Series L Senior Notes are expected to be delivered to you in global form through the book-entry delivery system of The Depository Trust Company on September 30, 1999.

- The underwriters listed below will purchase the Series L Senior Notes from us on a firm commitment basis and offer them to you, subject to certain conditions.

CHASE SECURITIES INC.
             BEAR, STEARNS & CO. INC.
                           WARBURG DILLON READ LLC
                                        BNY CAPITAL MARKETS, INC.
                                                 CIBC OPPENHEIMER CORP.
     ----------------------------------------------------------------------

         The date of this Prospectus Supplement is September 21, 1999.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Series L Senior Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus, including information incorporated by reference, is accurate as of any date other than its respective date.
     ----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company                              S-3
Capitalization                           S-3
Use of Proceeds                          S-4
Recent Results of Operations             S-4
Description of the Series L Senior
  Notes                                  S-4
Experts                                  S-7
Underwriting                             S-8

                                        PAGE
                                        ----

PROSPECTUS
About this Prospectus                      2
Available Information                      2
Incorporation of Certain Documents by
  Reference                                2
Selected Information                       4
Alabama Power Company                      4
The Trusts                                 5
Accounting Treatment of Trusts             5
Certain Ratios                             6
Use of Proceeds                            6
Description of the New Bonds               6
Description of the New Stock               9
Description of the Senior Notes           11
Description of the Junior Subordinated
  Notes                                   15
Description of the Preferred
  Securities                              20
Description of the Guarantees             21
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes and the Guarantees                23
Plan of Distribution                      24
Legal Matters                             25
Experts                                   25

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1999, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                     AS OF JUNE 30, 1999
                                                             -----------------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                             ----------   --------------
                                                               (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity........................................  $2,743,956     $2,743,956      41.6%
Cumulative Preferred Stock.................................     317,512        317,512       4.8
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes.......................................     347,000        347,000       5.3
Senior Notes...............................................   1,749,881      2,199,839      33.3
Other Long-Term Debt.......................................     991,623        991,623      15.0
                                                             ----------     ----------     -----
Total, excluding amounts due within one year...............  $6,149,972     $6,599,930     100.0%
                                                             ==========     ==========     =====

---------------

(1) Reflects (i) the redemption in July 1999 of $17,000 and $25,000 aggregate principal amounts of Series D 6.50% Senior Insured Quarterly Notes due September 30, 2018 and Series F 6.375% Senior Insured Quarterly Notes due September 30, 2018, respectively; (ii) the issuance in August 1999 of $250,000,000 aggregate principal amount of Series K 7.125% Senior Notes due August 15, 2004; and (iii) the issuance of the Series L Senior Notes.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series L Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $246,000,000 as of September 21, 1999, and for other general corporate purposes. The outstanding short-term indebtedness of the Company was incurred for working capital purposes and currently consists of commercial paper evidenced by notes having maturities from two to 23 days and bearing interest at rates from 5.23% to 5.39%.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended June 30, 1999, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $3,343,093,000, $662,053,000 and $372,545,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended June 30, 1999 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended June 30, 1999 were 3.11 and 2.87, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1998 were 2.94 and 2.75, respectively.

                    DESCRIPTION OF THE SERIES L SENIOR NOTES

     Set forth below is a description of the specific terms of the Series L
7 1/8% Senior Notes due October 1, 2007 (the "Series L Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series L Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series L Senior Notes will be limited in aggregate principal amount to $200,000,000.

     The entire principal amount of the Series L Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on October 1, 2007. The Series L Senior Notes are not subject to any sinking fund provision. The Series L Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series L Senior Note shall bear interest at the rate of 7 1/8% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on April 1 and October 1 of each year (each, an "Interest Payment Date") to the person in whose name such Series L Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is April 1, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series L Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

RANKING

     The Series L Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series L Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $1,241,000,000 outstanding at June 30, 1999. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Series L Senior Notes will be redeemable by the Company in whole or in part at any time upon not less than 30 nor more than 60 days' notice, at redemption prices (each, a "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Series L Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series L Senior Notes being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 12.5 basis points, plus, for (i) and (ii) above, whichever is applicable, accrued interest on the Series L Senior Notes to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series L Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series L Senior Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day in New York City preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519)" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means an independent investment banking institution of national standing appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer" means a primary US Government securities dealer in New York City appointed by the Company and reasonably acceptable to the Senior Note Indenture Trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Senior Note Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).

     If notice of redemption is given as aforesaid, the Series L Senior Notes so to be redeemed shall, on the date of redemption, become due and payable at the applicable Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the applicable Redemption Price and accrued interest) such Series L Senior Notes shall cease to bear interest. If any Series L Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the date of redemption at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series L Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series L Senior Notes. The Series L Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series L Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series L Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series L Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series L Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series L Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series L Senior Notes. Transfers of ownership interests in the Series L Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series L Senior Notes, except in the event that use of the book-entry system for the Series L Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series L Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series L Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series L Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series L Senior Notes in accordance with its procedures.

     Although voting with respect to the Series L Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series L Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series L Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series L Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series L Senior Note will not be entitled to receive physical delivery of Series L Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series L Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series L Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series L Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series L Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series L Senior Notes. In that event, certificates for the Series L Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the Company's unaudited interim financial information for the periods ended March 31, 1999 and 1998, and June 30, 1999 and 1998, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance of their reports on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933, as amended (the "1933 Act"), for their reports on the unaudited interim financial information because these reports are not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property", and relating to the Company under "Item 1 -- Business -- Regulation", "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition", have been reviewed by Balch & Bingham LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of Chase Securities Inc., Bear, Stearns & Co. Inc., Warburg Dillon Read LLC, BNY Capital Markets, Inc. and CIBC Oppenheimer Corp. (collectively, the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, the principal amount of the Series L Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                   SERIES L
                            NAME                                 SENIOR NOTES
                            ----                              -------------------
Chase Securities Inc........................................     $120,000,000
Bear, Stearns & Co. Inc.....................................       30,000,000
Warburg Dillon Read LLC.....................................       30,000,000
BNY Capital Markets, Inc....................................       10,000,000
CIBC Oppenheimer Corp.......................................       10,000,000
                                                                 ------------
          Total.............................................     $200,000,000
                                                                 ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the Series L Senior Notes offered hereby if any of the Series L Senior Notes are purchased. The Underwriters are not obligated to purchase any of the Series L Senior Notes unless certain conditions contained in the Underwriting Agreement are satisfied.

     The Underwriters have advised the Company that they propose to offer the Series L Senior Notes to the public at the public offering price that appears on the cover page of this Prospectus Supplement. The Underwriters may offer the Series L Senior Notes to selected dealers at the public offering price minus a selling concession of up to 0.35% of the principal amount. In addition, the Underwriters may allow, and such selected dealers may reallow, a selling concession of up to 0.25% of the principal amount to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     The Series L Senior Notes are a new issue of securities, and there is currently no established trading market for the Series L Senior Notes. In addition, the Company does not intend to apply for the Series L Senior Notes to be listed on any securities exchange or to arrange for the Series L Senior Notes to be quoted on any quotation system. The Underwriters have advised the Company that they intend to make a market in the Series L Senior Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Series L Senior Notes at any time in their sole discretion. Accordingly, the Company cannot assure you that a liquid trading market will develop for the Series L Senior Notes, that you will be able to sell your Series L Senior Notes at a particular time or that the prices that you receive when you sell will be favorable.

     The Company will pay its expenses associated with the offer and sale of the Series L Senior Notes, which are estimated to be $325,000.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act.

     In connection with the offering, the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the 1934 Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Series L Senior Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Series L Senior Notes. Syndicate covering transactions involve purchases of the Series L Senior Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the

Series L Senior Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

     The Underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business. The Chase Manhattan Bank, the Senior Note Indenture Trustee, is an affiliate of Chase Securities Inc.

                              (Alabama Power Logo)